EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at September 30,	As at December 31,
	2015	2014
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$53,800	$90,223
Term deposits with banks	7,634	4,285
Financial assets, available-for-sale	4,092	3,952
Accounts receivables, net	939	2,269
Receivables from sales representatives	9,667	7,900
Inventories	149	154
Prepaid expenses and other current assets	24,414	17,027
Assets classified as held for sale	10,821	-
	111,516	125,810
Non-current assets
Property and equipment	59,996	63,519
Investment properties	71,402	85,546
Intangible assets	28,729	37,732
Long term investment	100	100
Deferred income tax assets	289	196
Other non-current assets	2,511	1,108
	163,027	188,201
Total assets	$274,543	$314,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$11,161	$9,418
Deferred income and customer prepayments	95,843	84,869
Accrued liabilities	15,393	19,100
Income tax liabilities	3,377	3,848
	125,774	117,235
Non-current liabilities
Accounts payable	291	889
Deferred income and customer prepayments	6,629	3,971
Deferred income tax liabilities	5,069	6,842
	11,989	11,702
Total liabilities	137,763	128,937

Equity attributable to Company’s shareholders
Common shares	533	529
Treasury shares	(250,089)	(200,089)
Other reserves	160,090	161,242
Retained earnings	219,795	209,924
Total Company shareholders’ equity	130,329	171,606
Non-controlling interests	6,451	13,468
Total equity	$136,780	$185,074
Total liabilities and equity	$274,543	$314,011

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 2)	$17,217	$20,311	$52,947	$62,692
Exhibitions	4,054	9,512	50,225	50,784
Miscellaneous	2,221	1,888	6,236	5,701
	23,492	31,711	109,408	119,177
Operating Expenses:
Sales (Note 3)	7,640	9,683	32,333	36,189
Event production	1,438	2,840	13,662	13,582
Community and content (Note 3)	4,453	5,179	14,656	15,514
General and administrative (Note 3 & 4)	11,320	10,397	32,072	36,401
Information and technology (Note 3)	3,401	3,039	9,853	9,051
Total Operating Expenses	28,252	31,138	102,576	110,737
Profit/(loss) from Operations	(4,760)	573	6,832	8,440
Interest income	123	272	689	979
Gain on sale of available-for-sale securities	13	1	149	11
Interest expenses	(12)	(47)	(71)	(139)
Profit/(loss) before Income Taxes	(4,636)	799	7,599	9,291
Income tax expense	(234)	(282)	(2,422)	(1,112)
Net Profit/(loss) from continuing operations	$(4,870)	$517	$5,177	$8,179
Net Profit from discontinued operations, net of income tax (Note 5)	223	2,721	5,629	2,022
Net profit/(loss)	$(4,647)	$3,238	$10,806	$10,201
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	23	291	(1,199)	49
Discontinued operations	-	(1,612)	264	(1,201)
Total	23	(1,321)	(935)	(1,152)
Net profit/(loss) attributable to the Company’s shareholders from:
Continuing operations	$(4,847)	$808	$3,978	$8,228
Discontinued operations	223	1,109	5,893	821
Total	$(4,624)	$1,917	$9,871	$9,049
Basic net profit/(loss) per share attributable to the Company’s shareholders from:
Continuing operations	$(0.19)	$0.02	$0.14	$0.25
Discontinued operations	0.01	0.04	0.20	0.03
Total	$(0.18)	$0.06	$0.34	$0.28
Shares used in basic net profit/(loss) per share calculations	25,767,421	29,870,922	28,682,394	32,643,064
Diluted net profit/(loss) per share attributable to the Company’s shareholders from:
Continuing operations	$(0.18)	$0.02	$0.13	$0.24
Discontinued operations	0.01	0.04	0.20	0.02
Total	$(0.17)	$0.06	$0.33	$0.26
Shares used in diluted net profit/(loss) per share calculations	27,359,011	31,487,766	30,088,869	34,166,224

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note: 1.	Total revenue from both the continuing operations and discontinued operations during the three months and nine months ended September 30, 2015 and 2014 was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations	$23,492	$31,711	$109,408	$119,177
Discontinued operations	-	10,827	4,776	16,168
	$23,492	$42,538	$114,184	$135,345

Note: 2.	Online and other media services consists of:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$15,924	$18,712	$49,125	$57,912
Print services	1,293	1,599	3,822	4,780
	$17,217	$20,311	$52,947	$62,692

Note: 3.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$124	$140	$302	$286
Community and content	24	27	65	(5)
General and administrative	334	366	1,102	896
Information and technology	48	52	181	172
	$530	$585	$1,650	$1,349

Note: 4.	General and administrative expenses consist of:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses (gains)	$9,095	$9,306	$27,400	$26,998
Amortization of intangible assets	957	1,220	3,064	5,879
Impairment charge on intangible assets	-	-	-	2,238
Foreign exchange losses (gains)	1,268	(129)	1,608	1,286
	$11,320	$10,397	$32,072	$36,401

Note: 5.	Net Profit from discontinued operations, net of income tax consist of:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit on sale of subsidiary	$223	$-	$6,382	$-
Income tax expense	-	-	(361)	-
Profit on sale of subsidiary, net of income tax	223	-	6,021	-
Profit /(loss) from discontinued operations, net of income tax	-	2,721	(392)	2,022
	$223	$2,721	$5,629	$2,022